SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                Schedule 13D


                 Under the Securities Exchange Act of 1934


                            Electric City Corp.
                              (Name of Issuer)


                 Common Stock, $0.0001 par value per share
                       (Title of Class of Securities)


                                 284868106
                               (CUSIP Number)


                              John L. Harrison
                          EP Power Finance, L.L.C.
                           1001 Louisiana Street
                            Houston, Texas 77002
                               (713) 420-2600
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             September 7, 2001
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP NO. 284868106              SCHEDULE 13D
------------------------------------------------------------------------------
(1)   Names of Reporting Persons

      EP Power Finance, L.L.C.

------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) |_|
                                                                    (b) |X|
      See Items 5 and 6
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(3)   SEC Use Only

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(4)   Source of Funds (See Instructions)
      WC (See Item 3)
------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)                       |_|

------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
------------------------------------------------------------------------------
Number of                         7.  Sole Voting Power
Shares                                5,830,217
Beneficially                      --------------------------------------------
Owned by                          8.  Shared Voting Power
Each                              --------------------------------------------
Reporting                         9.  Sole Dispositive Power
Person With                           5,830,217
                                  --------------------------------------------
                                  10. Shared Dispositive Power
------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
      5,830,217
------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) |X| See (2) above and Items 5 and 6

------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)
      15.95%(1)

------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)
      OO

------------------------------------------------------------------------------
1 Based on 30,722,167 shares issued and outstanding as of July 31, 2001 as as disclosed in the Issuer's quarterly report on Form 10-QSB for the quarter ended June 30, 2001.



Item 1.     Security and Issuer.


            Common Stock, $0.0001 par value ("Common Stock"), of Electric City Corp., 1280 Landmeier Road, Elk Grove Village, Illinois 60007 (the "Company").


Item 2.     Identity and Background.


            EP Power Finance, L.L.C. ("EP Power") is a limited liability company organized under the laws of the State of Delaware. EP Power's principal business address and office is located at 1001 Louisiana Street, Houston, Texas 77002. The principal business of EP Power is to engage in energy related investments. The sole member of EP Power is El Paso Merchant Energy North America Company ("El Paso Merchant"), a Delaware corporation primarily engaged in the business of asset ownership, trading and risk management and financial services in the energy marketplace. El Paso Merchant's principal business address and office is located at 1001 Louisiana Street, Houston, Texas 77002. El Paso Merchant is a subsidiary of El Paso Tennessee Pipeline Co. ("El Paso Tennessee"), a Delaware corporation primarily engaged in energy and related businesses. El Paso Tennessee's principal business address and office is located at 1001 Louisiana Street, Houston, Texas 77002. El Paso Tennessee is a subsidiary of El Paso Corporation ("El Paso"), a Delaware corporation, serving primarily as a holding company for its various subsidiaries, which are engaged in energy and related businesses. El Paso's principal business address and office is located at 1001 Louisiana Street, Houston, Texas 77002.

            Information required pursuant to Item 2(d) and (e) for EP Power, El Paso Merchant, El Paso Tennessee and El Paso and current information concerning the members of the board of directors and executive officers of EP Power, El Paso Merchant, El Paso Tennessee and El Paso is set forth on Schedule I hereto.


Item 3.     Source and Amount of Funds or Other Consideration.

            EP Power and four additional investors (the "Additional Investors") entered into a Securities Purchase Agreement, dated as of July 31, 2001, with the Company (the "Securities Purchase Agreement") to acquire certain classes of the Company's securities. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Under the terms of the Securities Purchase Agreement, EP Power purchased $4,000,000 of the Company's securities as described more fully below.

            The source of funds for EP Power's purchase of the securities pursuant to the Securities Purchase Agreement came from EP Power's working capital.

            EP Power is currently deemed to have beneficial ownership of the securities to be issued pursuant to the Securities Purchase Agreement because it owns Common Stock directly or has the right to acquire Common Stock indirectly through the conversion of the Convertible Preferred Stock (defined below) or the exercise of warrants to purchase Common Stock or Convertible Preferred Stock, as applicable, within sixty days of September 7, 2001.

            It is anticipated that the source of funds for EP Power's exercise of the warrants issued under the Securities Purchase Agreement will be provided by EP Power's working capital.


Item 4.  Purpose of Transaction.

            EP Power acquired for investment purposes $4,000,000 of the Company's securities, consisting of 400,000 shares of Series A Convertible Preferred Stock ("Convertible Preferred Stock"), warrants to purchase 100,000 shares of Convertible Preferred Stock, 80,217 shares of Common Stock and warrants to purchase 750,000 shares of Common Stock pursuant to the Securities Purchase Agreement.

            The Company's board of directors is currently comprised of eight members. Under the terms of the Securities Purchase Agreement, holders of the Convertible Preferred Stock have the right to elect up to four additional directors, at which time the Company's board of directors will consist of 12 directors. EP Power has the right to elect one director of the Company.

            EP Power expects to evaluate on a continuing basis its goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, EP Power may (1) convert the Convertible Preferred Stock into Common Stock, (2) exercise the warrants to purchase the Convertible Preferred Stock, and subsequently convert such stock into Common Stock, or (3) exercise the warrants to purchase Common Stock for investment purposes. EP Power may also make additional purchases of the Company's Common Stock. EP Power may, subject to the Investor Rights Agreement (defined below) and the Stock Trading Agreement (defined below), from time to time sell all or a portion of the Common Stock that it now holds either in private placements, in the open market pursuant to Rule 144, and/or pursuant to Regulation S and other available exemptions from the registration requirements of the Securities Act of 1933.

            Except as set forth above, neither EP Power nor, to the knowledge of EP Power, any of the persons named in Schedule I to this document, has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D. EP Power, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.


Item 5.  Interest in Securities of the Issuer.

            (a) EP Power and the Additional Investors entered into the Securities Purchase Agreement to acquire certain classes of the Company's securities. Under the terms of the Securities Purchase Agreement, EP Power purchased 400,000 shares of Convertible Preferred Stock, warrants to purchase 100,000 shares of Convertible Preferred Stock, 80,217 shares of Common Stock and warrants to purchase 750,000 shares of Common Stock. The Additional Investors purchased, in the aggregate, 1,200,000 shares of Convertible Preferred Stock, warrants to purchase 300,000 shares of Convertible Preferred Stock, 240,651 shares of Common Stock and warrants to purchase 2,250,000 shares of Common Stock. Additionally, in partial consideration for Newcourt Capital Securities, Inc.'s ("Newcourt") services as a placement agent in connection with the Securities Purchase Agreement, the Company issued to Newcourt warrants to purchase 3,314,830 shares of its Common Stock ("Placement Agent Warrants").

            Based on the initial conversion ratio for the Convertible Preferred Stock (described below), EP Power, the Additional Investors and Newcourt, collectively, are the beneficial owners of 26,635,698 shares of Common Stock. Of this total number of shares, EP Power, the Additional Investors and Newcourt have a right to acquire 26,314,830 shares of Common Stock from the exercise of the warrants to purchase Common Stock and Convertible Preferred Stock and the conversion of the Convertible Preferred Stock. Based on the 30,722,167 shares of Common Stock issued and outstanding as of July 31, 2001, as disclosed in the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 2001, EP Power, the Additional Investors and Newcourt, as a group, may be deemed to beneficially own approximately 46.44% of the outstanding Common Stock. However, EP Power disclaims beneficial ownership of shares of Common Stock beneficially owned by the Additional Investors and Newcourt. Therefore, EP Power beneficially owns 5,830,217 shares of Common Stock on an as converted basis. This number includes 5,750,000 shares of Common Stock for which EP Power has a right to acquire pursuant to the exercise of the warrants to purchase Common Stock and Convertible Preferred Stock and the conversion of the Convertible Preferred Stock. Based on the 30,722,167 shares of Common Stock issued and outstanding as of July 31, 2001, as disclosed in the Company's quarterly report on Form 10-QSB for the quarter ended June 30, 2001, EP Power may be deemed the beneficial owner of approximately 15.95% of the outstanding Common Stock.

            Except as otherwise described herein, none of the controlling members or members of the board of directors or executive officers of EP Power and the controlling members named in Item 2 are the beneficial owners of any shares of Common Stock purchased or to be purchased by EP Power.

            (b) EP Power has the sole power to vote and direct the vote or to dispose or direct the disposition of 5,830,217 shares of Common Stock on an as converted basis. EP Power disclaims beneficial ownership of shares of Common Stock beneficially owned by the Additional Investors and Newcourt.

            No controlling member or member of the board of directors or executive officer of EP Power or a controlling member named in Item 2 has the sole power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock purchased or to be purchased by EP Power.

            (c) See Item 6 below.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or to be purchased by EP Power.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

            On July 31, 2001, EP Power and the Additional Investors entered into the Securities Purchase Agreement with the Company. The transactions contemplated by the Securities Purchase Agreement were consummated on September 7, 2001. Pursuant to the terms of the Securities Purchase Agreement, EP Power and the Additional Investors collectively purchased $16,000,000 in aggregate amount of Convertible Preferred Stock, warrants to purchase Convertible Preferred Stock, shares of Common Stock and warrants to purchase Common Stock. EP Power purchased for $4,000,000 the following securities:

1.    400,000 shares of Convertible Preferred Stock;
2. warrants to purchase 100,000 shares of Convertible Preferred Stock at an initial exercise price of $10.00 per share;
3.    80,217 shares of Common Stock; and
4. warrants to purchase 750,000 shares of Common Stock at an initial exercise price of $1.00 per share.

            The Convertible Preferred Stock is convertible within 60 days of September 7, 2001 into shares of Common Stock at the option of the holder as determined by dividing $10.00 by the conversion price, which has been initially set at $1.00, multiplied by each share of Convertible Preferred Stock, subject to adjustments as set forth in the Securities Purchase Agreement. Based on the initial conversion ratio, EP Power has the right to acquire 5,000,000 shares of Common Stock as a result of the conversion of the Convertible Preferred Stock and the exercise of the warrants to purchase Convertible Preferred Stock. Each outstanding share of Convertible Preferred Stock is entitled to dividends at a rate of 10% per year of its stated value, which is $10.00. The Company may pay dividends in cash or additional shares of Convertible Preferred Stock until the first dividend payment that occurs after three years following the initial issuance of the Convertible Preferred Stock. After that date, dividends must be paid in cash and the dividend rate increases 0.5% every six months to a maximum rate of 15% per year.

            Pursuant to the terms of the Convertible Preferred Stock, EP Power and the Additional Investors have the right to elect up to four directors of the twelve-member board of directors, subject to decrease depending on the number of shares of Convertible Preferred Stock outstanding. Depending on the number of shares of Convertible Preferred Stock outstanding, the holders will also have special approval rights to approve certain matters in which the Company proposes to engage.

            In connection with the Securities Purchase Agreement, the Company entered into certain ancillary agreements -- the Investor Rights Agreement, the Stockholders Agreement and the Stock Trading Agreement. Under the terms of the Investor Rights Agreement, dated as of July 31, 2001 (the "Investor Rights Agreement"), between the Company, EP Power, the Additional Investors and Newcourt, which became effective on September 7, 2001, EP Power, the Additional Investors and Newcourt have the right to require the Company to register the shares of Common Stock received directly or indirectly pursuant to the Securities Purchase Agreement or the Common Stock to be received by Newcourt upon exercise of the Placement Agent Warrants. EP Power, the Additional Investors and Newcourt, as a group, have the right to demand an aggregate of four registrations provided that each registration represents at least $5 million of market value. EP Power, the Additional Investors and Newcourt are also entitled to customary "piggyback" registration rights. Under the Investors Rights Agreement, EP Power, the Additional Investors and Newcourt have preemptive rights with respect to future sales by the Company of its capital stock to permit such parties to maintain their percentage ownership interests.

            On July 31, 2001, EP Power, the Additional Investors and the Company entered into the Stockholders Agreement (the "Stockholders Agreement"), which became effective on September 7, 2001. Under the Stockholders Agreement, each investor (with two of the investors being treated as one) has the right to designate one member to the Board of Directors and to have a representative attend all meetings of the Board of Directors as a board observer so long as it holds at least 200,000 shares of Convertible Preferred Stock. Additionally, EP Power, the Additional Investors and the Company have agreed that for so long as an investor owns at least 2,000,000 shares of Common Stock, subject to adjustments, a representative of such investor is entitled to attend all meetings of the Board of Directors as an observer if such investor does not have a designated board member. Each investor also agrees that if it converts more than 50% of the Convertible Preferred Stock it purchases under the Securities Purchase Agreement, it will, at the request of the Company, convert the remainder of its Convertible Preferred Stock.

            On July 31, 2001, EP Power, the Additional Investors, Newcourt and certain officers of the Company entered into the Stock Trading Agreement (the "Stock Trading Agreement") that limits the ability of EP Power, the Additional Investors, Newcourt and such officers (the "Restricted Parties") to sell Common Stock into the public market. The Stock Trading Agreement became effective on September 7, 2001. The Restricted Parties may not sell their shares of Common Stock until the Company has completed a qualified primary offering, as set forth in the Stock Trading Agreement, without complying with the sale restrictions set forth in such agreement. If the Company does not complete a qualified public offering within 18 months after the closing of the Securities Purchase Agreement, the parties may sell their shares subject to certain trading volume and block sale limitations set forth in the Stock Trading Agreement. Each of the Restricted Parties and the Company has a right of first offer if any other Restricted Party intends to sell its shares in a private transaction. The Stock Trading Agreement will terminate September 7, 2004. However, if a qualified primary offering is completed within three years after the Stock Trading Agreement becomes effective, the Stock Trading Agreement will terminate 18 months after the completion of the qualified primary offering. Except as set forth above, to the knowledge of EP Power, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between EP Power and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to Be Filed as Exhibits.

EXHIBIT
NO.                     DESCRIPTION

1. Securities Purchase Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital USA Inc., Duke Capital Partners, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P. and EP Power Finance, L.L.C.**

2. Investor Rights Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

3. Stockholders Agreement, dated as of July 31, 2001, by and among Electric City Corp. and the Parties set forth on Schedule I thereto.**

4. Stock Trading Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital Securities, Inc., Newcourt Capital USA Inc., EP Power Finance, L.L.C., Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P., Duke Capital Partners, LLC and each of the Members of Management of Electric City Corp.**


-------------

** Filed as an Exhibit by the Company in its Quarterly Statement on Form 10-QSB filed on August 13, 2001.



                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 14, 2001                    EP POWER FINANCE, L.L.C.


                                            By:  /s/ John L. Harrison
                                                 -----------------------------
                                                 John L. Harrison,
                                                 Senior Vice President and
                                                 Chief Financial Officer



                                 SCHEDULE I

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the members of the board of directors and executive officers of EP Power, (ii) the members of the board of directors and executive officers of El Paso Merchant, (iii) the members of the board of directors and executive officers of EL Paso Tennessee and (iv) the members of the board of directors and executive officers of El Paso, are set forth below:


                                                                                         Name, Principal Business
                                                                                        Address of Organization in
         Name and                    Capacity in              Principal                  which Principal Occupation
      Business Address               Which Serves            Occupation                         is Conducted
      ----------------               ------------            ----------                 --------------------------

(i) EP Power Finance, L.L.C.
    ------------------------
Ralph Eads                               Director         Executive Vice President,                  El Paso Corporation
1001 Louisiana Street                                        El Paso Corporation                    1001 Louisiana Street
Houston, Texas 77002                                                                                Houston, Texas 77002

Clark C. Smith                         President and       President and Director,          El Paso Merchant Energy North America
1001 Louisiana Street                    Director          El Paso Merchant Energy                         Company
Houston, Texas 77002                                        North America Company                   1001 Louisiana Street
                                                                                                    Houston, Texas 77002

John B. Holmes, Jr.                  Chief Operating       Chief Operating Officer,         El Paso Merchant Energy North America
1001 Louisiana Street                    Officer           El Paso Merchant Energy                         Company
Houston, Texas 77002                                        North America Company                   1001 Louisiana Street
                                                                                                    Houston, Texas 77002

Grady M. Blakey                        Senior Vice          Senior Vice President,          El Paso Merchant Energy North America
1001 Louisiana Street                   President          El Paso Merchant Energy                         Company
Houston, Texas 77002                                        North America Company                   1001 Louisiana Street
                                                                                                    Houston, Texas 77002

J. Robert Collins, Jr.                 Senior Vice          Senior Vice President,          El Paso Merchant Energy North America
1001 Louisiana Street                   President          El Paso Merchant Energy                         Company
Houston, Texas 77002                                        North America Company                   1001 Louisiana Street
                                                                                                    Houston, Texas 77002

John L. Harrison                       Senior Vice        Senior Vice President and         El Paso Merchant Energy North America
1001 Louisiana Street                 President and        Chief Financial Officer,                        Company
Houston, Texas 77002                 Chief Financial       El Paso Merchant Energy                  1001 Louisiana Street
                                         Officer            North America Company                   Houston, Texas 77002

W.C. Mack                              Senior Vice          Senior Vice President,          El Paso Merchant Energy North America
1001 Louisiana Street                   President          El Paso Merchant Energy                         Company
Houston, Texas 77002                                        North America Company                   1001 Louisiana Street
                                                                                                    Houston, Texas 77002

Cecilia T. Heilmann                  Vice President,       Vice President, Managing         El Paso Merchant Energy North America
1001 Louisiana Street                    Managing          Director and Controller,                        Company
Houston, Texas 77002                   Director and        El Paso Merchant Energy                  1001 Louisiana Street
                                        Controller          North America Company                   Houston, Texas 77002


(ii)  El Paso Merchant Energy North America Company.
      ---------------------------------------------

Ralph Eads                               Director         Executive Vice President,                  El Paso Corporation
1001 Louisiana Street                                        El Paso Corporation                    1001 Louisiana Street
Houston, Texas 77002                                                                                Houston, Texas 77002

Clark C. Smith                        President and        President and Director,          El Paso Merchant Energy North America
1001 Louisiana Street                    Director          El Paso Merchant Energy                         Company
Houston, Texas 77002                                        North America Company                   1001 Louisiana Street
                                                                                                    Houston, Texas 77002

John B. Holmes, Jr.                  Chief Operating       Chief Operating Officer,         El Paso Merchant Energy North America
1001 Louisiana Street                    Officer           El Paso Merchant Energy                         Company
Houston, Texas 77002                                        North America Company                   1001 Louisiana Street
                                                                                                    Houston, Texas 77002

Grady M. Blakely                       Senior Vice          Senior Vice President,          El Paso Merchant Energy North America
1001 Louisiana Street                   President          El Paso Merchant Energy                         Company
Houston, Texas 77002                                        North America Company                   1001 Louisiana Street
                                                                                                    Houston, Texas 77002

J. Robert Collins, Jr.                 Senior Vice          Senior Vice President,          El Paso Merchant Energy North America
1001 Louisiana Street                   President          El Paso Merchant Energy                         Company
Houston, Texas 77002                                        North America Company                   1001 Louisiana Street
                                                                                                    Houston, Texas 77002

John L. Harrison                       Senior Vice        Senior Vice President and         El Paso Merchant Energy North America
1001 Louisiana Street                 President and        Chief Financial Officer,                        Company
Houston, Texas 77002                 Chief Financial       El Paso Merchant Energy                  1001 Louisiana Street
                                         Officer            North America Company                   Houston, Texas 77002

W.C. Mack                              Senior Vice          Senior Vice President,          El Paso Merchant Energy North America
1001 Louisiana Street                   President          El Paso Merchant Energy                         Company
Houston, Texas 77002                                        North America Company                   1001 Louisiana Street
                                                                                                    Houston, Texas 77002

Cecilia T. Heilmann                  Vice President,       Vice President, Managing         El Paso Merchant Energy North America
1001 Louisiana Street                    Managing          Director and Controller,                        Company
Houston, Texas 77002                   Director and        El Paso Merchant Energy                  1001 Louisiana Street
                                        Controller          North America Company                   Houston, Texas 77002


(iii) El Paso Tennessee Pipeline Co.
      ------------------------------

H. Brent Austin                         Director,        Executive Vice President and                El Paso Corporation
1001 Louisiana Street                 Executive Vice       Chief Financial Officer,                 1001 Louisiana Street
Houston, Texas 77002                  President and          El Paso Corporation                    Houston, Texas 77002
                                     Chief Financial
                                         Officer

Jeffrey I. Beason                    Director, Senior     Senior Vice President and                  El Paso Corporation
1001 Louisiana Street                 Vice President             Controller,                        1001 Louisiana Street
Houston, Texas 77002                  and Controller         El Paso Corporation                    Houston, Texas 77002

Joel Richards III                      Director and       Executive Vice President,                  El Paso Corporation
1001 Louisiana Street                 Executive Vice         Human Resources and                    1001 Louisiana Street
Houston, Texas 77002                    President              Administration,                      Houston, Texas 77002
                                                             El Paso Corporation

Kenneth L. Smalley                       Director                  Retired                     El Paso Tennessee Pipeline Co.
1001 Louisiana Street                                                                               1001 Louisiana Street
Houston, Texas 77002                                                                                Houston, Texas 77002

Britton White Jr.                       Director,        Executive Vice President and                El Paso Corporation
1001 Louisiana Street                 Executive Vice           General Counsel,                     1001 Louisiana Street
Houston, Texas 77002                  President and          El Paso Corporation                    Houston, Texas 77002
                                     General Counsel

William A. Wise                      Chairman of the        Chairman of the Board,                   El Paso Corporation
1001 Louisiana Street                Board, President   President and Chief Executive               1001 Louisiana Street
Houston, Texas 77002                    and Chief                  Officer,                         Houston, Texas 77002
                                     Executive Officer       El Paso Corporation

Wayne B. Allred                        Senior Vice          Senior Vice President,                   El Paso Corporation
1001 Louisiana Street                   President            El Paso Corporation                    1001 Louisiana Street
Houston, Texas 77002                                                                                Houston, Texas 77002


(iv) El Paso Corporation.
     --------------------
William A. Wise                      Chairman of the      Director, Chairman of the                  El Paso Corporation
1001 Louisiana Street               Board, President,    Board, President, and Chief                1001 Louisiana Street
Houston, Texas 77002                 Chief Executive          Executive Officer,                    Houston, Texas 77002
                                      Officer, and           El Paso Corporation
                                        Director

H. Brent Austin                       Executive Vice     Executive Vice President and                El Paso Corporation
1001 Louisiana Street                 President and        Chief Financial Officer,                 1001 Louisiana Street
Houston, Texas 77002                 Chief Financial         El Paso Corporation                    Houston, Texas 77002
                                         Officer

Ralph Eads                            Executive Vice      Executive Vice President,                  El Paso Corporation
1001 Louisiana Street                   President            El Paso Corporation                    1001 Louisiana Street
Houston, Texas 77002                                                                                Houston, Texas 77002

Joel Richards III                     Executive Vice      Executive Vice President,                  El Paso Corporation
1001 Louisiana Street                   President            Human Resources and                    1001 Louisiana Street
Houston, Texas 77002                                           Administration,                      Houston, Texas 77002
                                                             El Paso Corporation

William A. Smith                      Executive Vice      Executive Vice President,                  El Paso Corporation
1001 Louisiana Street                   President           Business Development,                   1001 Louisiana Street
Houston, Texas 77002                                         El Paso Corporation                    Houston, Texas 77002

John W. Somerhalder II                  President,        President, Pipeline Group,                 El Paso Corporation
1001 Louisiana Street                 Pipeline Group         El Paso Corporation                    1001 Louisiana Street
Houston, Texas 77002                                                                                Houston, Texas 77002

Britton White Jr.                     Executive Vice     Executive Vice President and                El Paso Corporation
1001 Louisiana Street                 President and            General Counsel,                     1001 Louisiana Street
Houston, Texas 77002                 General Counsel         El Paso Corporation                    Houston, Texas 77002

Jeffrey I. Beason                      Senior Vice        Senior Vice President and                  El Paso Corporation
1001 Louisiana Street                 President and              Controller,                        1001 Louisiana Street
Houston, Texas 77002                    Controller           El Paso Corporation                    Houston, Texas 77002

C. Dana Rice                           Senior Vice        Senior Vice President and                  El Paso Corporation
1001 Louisiana Street                 President and               Treasurer,                        1001 Louisiana Street
Houston, Texas 77002                    Treasurer            El Paso Corporation                    Houston, Texas 77002

Patricia A. Shelton                     President,       President of Western Pipeline           El Paso Natural Gas Company
1001 Louisiana Street                Western Pipeline             Division,                         1001 Louisiana Street
Houston, Texas 77002                     Division        El Paso Natural Gas Company                Houston, Texas 77002

E. J. Holm                           Chief Executive       Chief Executive Officer,              El Paso Natural Gas Company
1001 Louisiana Street                Officer, Eastern     Eastern Pipeline Division,                1001 Louisiana Street
Houston, Texas 77002                Pipeline Division    El Paso Natural Gas Company                Houston, Texas 77002

John D. Hushon                       Chief Executive     Chief Executive Officer, El        El Paso Energy International Company
1001 Louisiana Street                Officer, El Paso            Paso Europe,                       1001 Louisiana Street
Houston, Texas 77002                      Europe         El Paso Energy International               Houston, Texas 77002
                                                                   Company

Greg G. Jenkins                      President of El              President,                   El Paso Global Networks Company
1001 Louisiana Street                  Paso Global         El Paso Global Networks                  1001 Louisiana Street
Houston, Texas 77002                     Networks                  Company                          Houston, Texas 77002
                                         Company

Robert G. Phillips                   President of El              President,                    El Paso Field Services, L.P.
1001 Louisiana Street                   Paso Field       El Paso Field Services L.P.                1001 Louisiana Street
Houston, Texas 77002                  Services, L.P.                                                Houston, Texas 77002

James C. Yardley                        President,                President,                    Southern Natural Gas Company
1001 Louisiana Street                Southern Natural        Southern Natural Gas                   1001 Louisiana Street
Houston, Texas 77002                   Gas Company                 Company                          Houston, Texas 77002

John B. Holmes, Jr.                  Chief Operating       Chief Operating Officer,        El Paso Merchant Energy Holding Company
1001 Louisiana Street               Officer, Merchant       Merchant Energy Group,                  1001 Louisiana Street
Houston, Texas 77002                   Energy Group        El Paso Merchant Energy                  Houston, Texas 77002
                                                               Holding Company

Stephen C. Beasley                      President,                President,                   Tennessee Gas Pipeline Company
1001 Louisiana Street                 Tennessee Gas         Tennessee Gas Pipeline                  1001 Louisiana Street
Houston, Texas 77002                 Pipeline Company              Company                          Houston, Texas 77002

James J. Cleary                       President, ANR              President,                        ANR Pipeline Company
1001 Louisiana Street                Pipeline Company        ANR Pipeline Company                   1001 Louisiana Street
Houston, Texas 77002                                                                                Houston, Texas 77002

Byron Kelly                         President, El Paso            President,                El Paso Energy International Company
1001 Louisiana Street                     Energy         El Paso Energy International               1001 Louisiana Street
Houston, Texas 77002                  International                Company                          Houston, Texas 77002

Tom Wade                                President,        President, Merchant Energy       Coastal States Crude Gathering Company
1001 Louisiana Street                Merchant Energy          Petroleum Markets,                    1001 Louisiana Street
Houston, Texas 77002                    Petroleum            Coastal States Crude                   Houston, Texas 77002
                                          Markets             Gathering Company

Rod Erskine                         President, El Paso            President,                     El Paso Production Company
1001 Louisiana Street                   Production        El Paso Production Company                1001 Louisiana Street
Houston, Texas 77002                                                                                Houston, Texas 77002

Byron Allumbaugh                         Director          Retired Chairman, Ralphs                Ralphs Grocery Company
610 Newport Center Drive, Suite                                Grocery Company                    610 Newport Center Drive
210                                                                                                       Suite 210
Newport Beach, CA 92660                                                                            Newport Beach, CA 92660

David A. Arledge                      Non-Executive           Non-Executive Vice                     El Paso Corporation
1001 Louisiana Street                Vice Chairman of       Chairman of the Board,                  1001 Louisiana Street
Houston, Texas 77002                    the Board            El Paso Corporation                    Houston, Texas 77002

John M. Bissell                          Director           Chairman of the Board,                      Bissell Inc.
2345 Walker Ave., N.W.                                           Bissell Inc.                      2345 Walker Ave., N.W.
Grand Rapids, MI 49501                                                                             Grand Rapids, MI 49501

Juan Carlos Braniff                      Director               Vice Chairman,                   Universidad 1200, Col. XOCO
Universidad 1200, Col. XOCO                               Grupo Financiero Bancomer                Mexico, D.F.C.P. 03339
Mexico, D.F.C.P. 03339

James F. Gibbons                         Director           Professor at Stanford                    Stanford University
Stanford University                                          University School of        Paul G. Allen Center for Integrated Systems
Paul G. Allen Center for                                         Engineering                      Room 201 (Mail Stop 4075)
Integrated Systems                                                                                   Stanford, CA 94305
Room 201 (Mail Stop 4075)
Stanford, CA 94305

Anthony W. Hall, Jr.                     Director           City Attorney, City of                Attorney, City of Houston
P.O. Box 1562                                                      Houston                              P.O. Box 1562
Houston, Texas 77025                                                                                Houston, Texas 77251

Ronald L. Kuehn, Jr.                     Director            Business Consultant,                    El Paso Corporation
1001 Louisiana Street                                        El Paso Corporation                    1001 Louisiana Street
Houston, Texas 77002                                                                                Houston, Texas 77002

J. Carleton MacNeil Jr.                  Director           Securities Consultant           7020 Port Washington Road, Suite 200
7020 Port Washington Road,                                                                           Milwaukee, WI 53217
Suite 200
Milwaukee, WI 53217

Thomas R. McDade                         Director              Senior Partner,                 McDade, Fogler, Marnes, L.L.P.
Two Houston Center                                         McDade, Fogler, Marnes,                   Two Houston Center
909 Fannin, Suite 1200                                              L.L.P.                         909 Fannin, Suite 1200
Houston, Texas 77010                                                                                Houston, Texas 77010

Malcolm Wallop                           Director                 Chairman,                        Western Strategy Group
Western Strategy Group                                      Western Strategy Group                   1100 Wilson Blvd.,
1100 Wilson Blvd.,                                                                                       Suite 1400
Suite 1400                                                                                           Arlington, VA 22209
Arlington, VA 22209

Joe B. Wyatt                             Director            Chancellor Emeritus,                   Vanderbilt University
Vanderbilt University                                       Vanderbilt University                     211 Kirkland Mall
211 Kirkland Mall                                                                                    Nashville, TN 37240
Nashville, TN 37240



Item 2(d): To the knowledge of EP Power, none of EP Power, El Paso Merchant, El Paso Tennessee or El Paso, or any of the individuals identified in this Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e): To the knowledge of EP Power, none of EP Power, El Paso Merchant, El Paso Tennessee or El Paso, or any of the individuals identified in this Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f): Each of the individuals identified in this Schedule I is a citizen of the United States of America with the exception of Juan Carlos Braniff who is a citizen of Mexico.